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                            December 10, 2021

       Albert Bourla
       Chairman and Chief Executive Officer
       PFIZER INC
       235 East 42nd Street
       New York, New York 10017

                                                        Re: PFIZER INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-03619

       Dear Mr. Bourla:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measure: Adjusted Income
       Reconciliation of GAAP Reported to Non-GAAP Adjusted Information - Certain Line Items,
       page 40

   1. We note your tabular reconciliations included here appear to essentially represent full non- GAAP statements of
operations. Please explain why you believe your disclosures
                                                        comply with Question
102.10 of the Compliance and Disclosure Interpretations on Non-
                                                        GAAP Financial
Measures, or revise your disclosures in future filings. The same comment also applies to
your quarterly reporting under Form 10-Q and your earnings
                                                        release under Form 8-K.
 Albert Bourla
FirstName LastNameAlbert Bourla
PFIZER INC
Comapany10,
December  NamePFIZER
              2021       INC
December
Page 2    10, 2021 Page 2
FirstName LastName
Details of Income Statement Items Included in GAAP Reported but Excluded from Non-GAAP
Adjusted Income, page 43, page 43

2. Here you include in note I adjustments to exclude the upfront and milestone payments made for collaboration agreements from Research and developments expense and net income attributable to Pfizer Inc. common shareholders. Please explain how you believe this presentation is consistent with the guidance in Question 100.01 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations, or revise your disclosures in future filings. Please also expand, in future filings, to provide sufficient detail of each significant adjustment, to allow a reader to understand the nature of the reconciling items and your reasons for their adjustment, in accordance with the guidance in Item 10(e) of
         Regulation S-K and the Non- GAAP Financial Measures Compliance and Disclosure
         Interpretations. The same comments also apply to your quarterly reporting under Form
         10-Q and your earnings release under Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Li Xiao at (202) 551 - 4391 or Kevin Vaughn, Accounting Branch
Chief, at (202) 551 - 3494 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences